FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	January	…………………………………………………… ,	2012	..

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	January 30, 2012.	By ……/s/…… Masashiro Kobayashi………
(Signature)*

Masashiro Kobayashi
Deputy Senior General Manager
Global Finance Accounting Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Regarding Partial Amendment to Articles of Incorporation

January 30, 2012

Canon Inc.

Chairman & CEO: Fujio Mitarai

Securities code: 7751

[Tokyo (First Section) and other Stock Exchanges]
Inquiries:

Toshihide Aoki

General Manager

Consolidated Accounting Division

Finance & Accounting Headquarters

+81-3-3758-2111

Notice Regarding Partial Amendment to Articles of Incorporation

Canon Inc. (the “Company”) announced today that, at the meeting of the Board of Directors held on January 30, 2012, the Company resolved to propose a “Partial Amendment to its Articles of Incorporation” at the Ordinary General Meeting of Shareholders for the 111th Business Term scheduled to be held on March 29, 2012, as described below.

1.	Reasons for Amendment

(1) Article 14 is to be newly established to the effect that the Company may provide shareholders with information required to be described or indicated in reference documents, etc. for general meetings of shareholders through the internet.

(2) To enable Directors and Corporate Auditors to fully perform their expected roles in carrying out their duties, Article 28 and Article 37 are to be newly established to the effect that the Company may, by a resolution of the Board of Directors, exempt Directors and Corporate Auditors from part of their liabilities to the extent permitted under laws or ordinances, and that the Company may enter into contracts for limitation of liability with outside Corporate Auditors.

With respect to the new establishment of Article 28, the consent of all Corporate Auditors has been obtained.

2.	Substance of Amendment

The substance of the amendment is as shown in the attached document.

3.	Schedule of Amendment

Date of the general meeting of shareholders for the amendment to the Articles of Incorporation: March 29, 2012 (scheduled)

Date when the amendment to the Articles of Incorporation comes into effect: March 29, 2012 (scheduled)

Note: Certain minor or typographical changes made to the original Japanese Articles of Incorporation are not reflected in this English translation. The underlined parts do not always correspond to the amended parts in the original Japanese Articles of Incorporation.

(The amended parts are underlined)

Current Articles of Incorporation		Proposed Amendment

Chapter III. General Meeting of Shareholders		Chapter III. General Meeting of Shareholders

Article 12.		Article 12.
-	(Text omitted)	-	(Same as present text)
Article 13.		Article 13.

Disclosure through Internet and Deemed Delivery of Reference Documents, etc. for General Meetings of Shareholders

(Newly established)

Article 14.    Upon convening a general meeting of shareholders, the Company may deem that the information required to be described or indicated in the reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements has been provided to the shareholders in the event that such information is disclosed, pursuant to ordinances of the Ministry of Justice, through a method that uses the Internet.

Current Articles of Incorporation		Proposed Amendment

Article 14.		Article 15.

-	(Text omitted)	-	(Same as present text)

Article 16.		Article 17.

Chapter IV. Directors and Board of Directors		Chapter IV. Directors and Board of Directors

Article 17.		Article 18.

-	(Text omitted)	-	(Same as present text)

Article 26.		Article 27.

Exemption from Liabilities of Directors

(Newly established)

Article 28.     Pursuant to the provision of paragraph 1, Article 426 of the Corporation Law, the Company may, by a resolution of the Board of Directors, exempt Director(s) (including former Director(s)) from damage compensation liabilities resulting from negligence of the Director’s duty to the extent permitted by laws or ordinances.

Chapter V. Corporate Auditor and Board of Corporate Auditors		Chapter V. Corporate Auditor and Board of Corporate Auditors

Article 27.		Article 29.

-	(Text omitted)	-	(Same as present text)

Article 34.		Article 36.

Current Articles of Incorporation		Proposed Amendment
Exemption from Liabilities of Corporate Auditors

(Newly established)

Article 37.   Pursuant to the provision of paragraph 1, Article 426 of the Corporation Law, the Company may, by a resolution of the Board of Directors, exempt Corporate Auditor(s) (including former Corporate Auditor(s)) from damage compensation liabilities resulting from negligence of the Corporate Auditor’s duty to the extent permitted by laws or ordinances.

2.              Pursuant to the provision of paragraph 1, Article 427 of the Corporation Law, the Company may enter into a contract with outside Corporate Auditor(s) which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Corporate Auditor’s duty, provided that the amount of the limitation on the damage compensation liabilities under the said contract shall be the amount provided by laws or ordinances.

Chapter VI. Accounting		Chapter VI. Accounting

Article 35.		Article 38.
-	(Text omitted)	-	(Same as present text)
Article 36.		Article 39.